Shinhan Financial Group 2007 1H Operating Results

On August 2, 2007, Shinhan Financial Group (“SFG”) announced its operating results for the six month period ended on June 30, 2007. Below are the key figures we announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the review process.

Please note that following the incorporation of LG Card into SFG on March 23, 2007, four months (March~June) of LG Card’s income has been reflected in the Group’s consolidated income statement. Further, 2006 figures of SFG and Shinhan Bank have been restated, reflecting revision in accounting treatment.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW Million)

	1H 2007	1H 2006	Chg%
	(6months)	(6months)	—

Operating Revenue	12,736,390	10,462,548	21.7%

Operating Income	2,613,419	1,353,900	93.0%

Continuing Operations Income Before Income Tax	2,650,618	1,399,299	89.4%

Net Income	1,646,441	1,060,304	55.3%

(KRW Million)

	2Q 2007	1Q 2007	Chg%	2Q 2006	Chg%
	(3months)	(3months)	—	(3months)	—

Operating Revenue	6,113,918	6,622,472	-7.7%	5,073,920	20.5%

Operating Income	1,037,805	1,575,614	-34.1%	701,104	48.0%

Continuing Operations Income Before Income Tax	1,068,994	1,581,624	-32.4%	701,567	52.4%

Net Income	686,597	959,844	-28.5%	580,258	18.3%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW Million)

	1H 2007	1H 2006	Chg%
	(6months)	(6months)	—

Operating Revenue	8,537,446	6,176,074	38.2%

Operating Income	2,068,462	946,173	118.6%

Continuing Operations Income Before Income Tax	2,104,479	949,328	121.7%

Net Income	1,537,840	720,285	113.5%

(KRW Million)

	2Q 2007	1Q 2007	Chg%	2Q 2006	Chg%
	(3months)	(3months)	—	(3months)	—

Operating Revenue	4,057,962	4,489,505	-9.6%	3,836,442	5.8%

Operating Income	927,443	1,141,019	-18.7%	691,331	34.2%

Continuing Operations Income Before Income Tax	969,267	1,135,212	-14.6%	701,311	38.2%

Net Income	710,011	827,829	-14.2%	519,420	36.7%

3. Operating Results of LG Card (non-consolidated)

(KRW Million)

	1H 2007	1H 2006	Chg%
	(6months)	(6months)	—

Operating Revenue	1,401,094	1,394,400	0.5%

Operating Income	697,187	641,805	8.6%

Continuing Operations Income Before Income Tax	702,178	640,564	9.6%

Net Income	1,200,716	640,564	87.4%

(KRW Million)

	2Q 2007	1Q 2007	Chg%	2Q 2006	Chg%
	(3months)	(3months)	—	(3months)	—

Operating Revenue	679,113	721,980	-5.9%	700,788	-3.1%

Operating Income	352,201	344,987	2.1%	286,933	22.7%

Continuing Operations Income Before Income Tax	356,761	345,417	3.3%	286,988	24.3%

Net Income	335,318	865,397	-61.3%	286,988	16.8%